600 17th Street, Suite 2700, Denver, Colorado 80202

Main:  (720) 889-2211   Fax:  (720) 889-2222

January 24, 2013

John Reynolds, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC  20549

Re:

Canfield Medical Supply, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed January 24, 2013

File No. 333-182639

Dear Mr. Reynolds:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated January 17, 2013 (the "Comment Letter") regarding Canfield Medical Supply, Inc. ("Canfield" or the "Company").  The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference.  A response to each comment is set forth immediately below the text of the comment.

Form S-1/A, filed January 11, 2013

Use of Proceeds, page 22

1.

We note that the company indicates that it will use $60,000 for working capital if the maximum offering of $300,000 is raised.  Please revise to provide a more detailed discussion of the working capital expenses and the anticipated amounts for each noted use for the $60,000.

We have revised the information in the table and footnotes to the table in response to this comment.

Executive Compensation

Summary Compensation, page 30

2.

Please update the disclosure to provide the compensation for the fiscal year ended December 31, 2012.

We have updated the compensation table so that it covers 2011 and 2012.

Organization and Operations

Payors, page 37

3.

We reviewed your response to our prior comment 4.  Your response did not address our comment in its entirety, thus the comment will be partially reissued.  We note the aging of your self-pay receivables continues to deteriorate, with over 50% greater than 90 days (31% greater than 1 year old) at September 30, 2012.  Please revise to clarify your payment terms of such receivables, when you consider such receivables to be delinquent and what criteria you use to determine such receivables are still collectible (i.e. no allowance necessary).

We have added a new paragraph on page 38 regarding the self-pay receivables which should address this comment.  We would like to respectfully point out to the staff that we are talking about a small company where the total amount of self-pay receivables as of September 30, 2012 is $1,999 or .8% of the total sales for the nine months ended September 30, 2012.   This may represent a large percentage increase from a prior period, but when you have numbers so low, percentage comparisons become much less meaningful.

4.

We reviewed your response to our prior comment 4.  Please revise your disclosure here to reconcile your statement that Medicare claims are paid within 30 – 45 days of submission with the fact that approximately 23% of your Medicare claims, not subject to appeal, have aged over 61 days at September 30, 2012.  The actual results do not appear consistent with your payment times as disclosed.

We have deleted the statement regarding the 30 – 45 days and added a paragraph which goes into more detail about the length of time it takes for Medicare claims to get paid.

5.

We reviewed your response to our prior comment 4.  Please revise your disclosure here to reconcile your statement that Medicaid claims are paid within 14 days of submission with the fact that approximately 30% of your Medicaid claims have aged over 30 days.  The actual results do not appear consistent with your payment times as disclosed.

We have deleted the statement regarding the 14 day time frame and added a paragraph which goes into more detail about the length of time it takes for Medicaid claims to get paid.

6.

We reviewed your response to our prior comment 4.  Please tell us, by payor, how much of the $9,665 in receivables, not subject to Medicare appeal, has been collected as of December 31, 2012.

The correct receivables amount not subject to Medicare appeal on September 30, 2012 should be $17,488 ($23,491 - $6,003) and not $9,665.  The amount of this total collected by December 31, 2012 is as follows:

Receivables not on appeal with Medicare as of September 30, 2012 which were collected by December 31, 2012		Balance of receivables not on appeal with Medicare remaining unpaid

Medicare	$ 5,876	Balance 12/31/12	$ 90
Medicaid	$ 3,664	Balance 12/31/12	$ 0
Managed Care/Other	$ 5,662	Balance 12/31/12	$197
Self Pay	$ 1,452	Balance 12/31/12	$547
Total	$16,654		$834

Payment on Medicare receivables at Appeal with Medicare on 09/30/12 as follows:

Medicare Appeals	$6,003
Payments Received	$ 580
Balance 12/31/12	$5,423

*Please note – Additional payment of $521 received on 01/14/2013 leaving a current balance of $4,902.

Financial Statements

Notes to Financial Statements

Note 5 –  Restatement, page F-10

7.

We reviewed your response to our prior comment 5, your response did not address our comment in its entirety, thus the comment will be partially reissued.  Please clarify for us how the adjustments were determined for each period presented, specifically adjustments to revenue, receivables and retained deficit.  For example, it appears you were recognizing revenue on a cash basis.  As a result revenue was recorded when cash was received.  Your restated financial statements for the year ended December 31, 2010 include an increase to receivables of $22,984 and increase to retained earnings of $23,057 and a decrease to revenue of $73.  It is not clear to us how you determined such amounts.  Please advise.

Explanation of entry amounts are given below each entry:

2010	Debit	Credit

Accounts receivable	$22,984
Retained earnings		$23,057
Sales	$ 73

[Accounts receivable of $23,057 at 12/31/09 was added to pre-restated retained earnings of $(113,196) to arrive at restated retained earnings at 12/31/09 of $(90,139). At 12/31/10 $22,984 was added to pre-restated $9 in accounts receivable to arrive at restated accounts receivable of $22,993. At 12/31/10 the decreased difference between accounts receivable change at 12/31/09 and 12/31/10 ($23,057 – $22,984 = 73) was deducted from pre-restated sales of $332,507 to arrive at restated sales of $332,434.]

2011	Debit	Credit

Accounts receivable		$6,300
Sales	$6,300

[At 12/31/11 the decreased difference between accounts receivable at 12/31/10 and 12/31/11 ($22,984 – $16,684 = $6,300) was deducted from pre-restated sales of $290,128 to arrive at restated sales of $283,828.]

June 2012	Debit	Credit

Accounts receivable	$991
Sales		$991

[At 6/30/12 the increased difference between accounts receivable at 12/31/11 and 6/30/12 ($16,684 – $17,765 = $1,081 – 90 recorded = $991) was added to pre-restated sales of $154,483 to arrive at restated sales of $155,474.]

* * * * *

Thank you for your attention to this matter.  Please contact the undersigned if you have any questions or need any additional information.

Sincerely,

JIN, SCHAUER & SAAD LLC

By

      Jon D. Sawyer